

June 5, 2023

Adam Larson
Chief Financial Officer
Cottonwood Communities, Inc.
1245 E. Brickyard Road, Suite 250
Salt Lake City, UT 84106

> **Re: Cottonwood Communities, Inc.**
> **Form 10-K for the year ended December 31, 2022**
> **Filed March 24, 2023**
> **Response dated February 17, 2023**
> **File No. 000-56165**

Dear Adam Larson:

We have limited our review of your filing to the financial statements and related disclosures as well as to your February 17, 2023 response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 18, 2023 letter.

Form 10-K for the Year Ended December 31, 2022

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities
Funds From Operations, page 46

1. We have reviewed your response to comment 1. In your response you state that the Performance Allocation is compensation to the Advisor for services it provides under the advisory and operating partnership agreements. It appears your exclusion of the performance participation allocation from your presentation of Core FFO is inconsistent with Question 100.01 of the Non-GAAP Financial Measures Compliance and Disclosure Interpretations, as the performance participation allocation appears to represent a normal,

recurring, cash operating expense necessary to operate your business. Please revise your calculation of Core FFO to omit the adjustment for performance participation allocation.

Notes to Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Organization and Offering Costs, page F-15

2.   We note your disclosure that offering costs are paid through an adjustment to the purchase price of the share or the distribution. We further note your disclosure on page 42 that there is a distribution fee for the Class T and Class D shares. We further note your sale of Class T and Class D shares during 2022 on your Consolidated Statements of Stockholders' Equity. Please address the following:
- Please clarify for us and in your filing if you have recorded a liability for offering costs that are not paid upfront.
- To the extent you do not record a liability for such offering cost, please tell us your basis in U.S. GAAP for not recording such liability. Within your response, please reference the authoritative accounting literature management relied upon.
- Please tell us the amount of such offering costs, if any, that have not been accrued as of December 31, 2022 and March 31, 2023.

In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Howard Efron at 202-551-3439 or Jennifer Monick at 202-551-3295 with any questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction